

UN[ITED STATES]
SECURITIES AN[D EXCHANGE COMMISSION]
Washin[gton, D.C.]

12063206

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 48306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petersen Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2221 Landmark Place
(No. and Street)

Wall	NJ	08736
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bertram Riley Jr. 732-528-0880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kutz & Kutz CPA PC
(Name – *if individual, state last, first, middle name*)

185 Great Neck Rd. Suite 450	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bertram Riley Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petersen Investments, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

KRISTINE D. ZULEWSKI
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires May 13, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETERSEN INVESTMENTS, INC.

Statement of Financial Position

December 31, 2011

(With Independent Auditors Report Thereon)

KUTZ & KUTZ, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK RD., SUITE 450
GREAT NECK, NY 11021

(516) 482-1158

PETERSEN INVESTMENTS, INC.

Statement of Financial Position

December 31, 2011

(With Independent Auditors Report Thereon)

PETERSEN INVESTMENTS, INC.

DECEMBER 31, 2011

INDEX

KUTZ & KUTZ, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ANDREW B. KUTZ
PAUL J. KUTZ

185 Great Neck Rd. - Suite 450
Great Neck, NY 11021
Telephone (516) 482-1158
Fax (516) 829-5312

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Petersen Investments, Inc.

We have audited the accompanying statement of financial condition of Petersen Investments, Inc. as of December 31, 2011 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petersen Investments, Inc. at December 31, 2011 and the results of its operations and cash flows for the year then ended in conformity with accounting principals generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Kutz & Kutz
Certified Public Accountants PC
Great Neck, NY
February 2, 2012

Kutz & Kutz CPAs PC

PETERSEN INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 261,795
Deposit with clearing broker (cash) (Note 8)	100,000
Receivable from clearing broker (Note 8)	365,027
Property and equipment (net of depreciation and amortization) (Note 6)	57,687
Deposits receivable	7,034
Prepaid expenses and other assets	94,704
TOTAL ASSETS	$ 886,247

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	344,858
Deferred income, net	40,000
Total Liabilities	384,858
Commitments and contingent liabilities (Note 7)	-
Stockholder's equity	
Common stock, no par value, authorized 2,500 shares, issued and outstanding 100 shares	3,680
Additional paid in capital	413,958
Retained earnings (deficit)	83,751
Total Stockholder's Equity	501,389
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 886,247

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

PETERSEN INVESTMENTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues	
Commissions	$ 6,283,781
Interest and dividends	394,257
Other income	163,245
Advisory fees	16,278
Total Revenues	6,857,561
Expenses	
Commission expense	3,070,496
Salaries and wages	2,322,687
Payroll taxes and benefits	169,990
Clearing broker fees	537,266
Rent	80,729
Travel and entertainment	107,440
Communications	75,382
Professional fees	78,124
Regulatory and exchange fees	62,632
Office expense	41,362
Insurance	94,667
Depreciation	29,665
Errors and bad debts	7,322
Interest	488
Promotion	70
Contributions	8,470
Dues and subscriptions	42,800
Other expenses	35,077
Total Expenses	6,764,667
Income before income tax provision	92,894
Provision for income taxes (Note 4)	3,050
Net Income	$ 89,844

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

PETERSEN INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock		Paid - In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances at January 1, 2011	100	$ 3,680	$ 413,958	$ (6,093)	$ 411,545
Shareholder distributions				-	-
Additional capital contributions			-		-
Net income				89,844	89,844
Balances at December 31, 2011	100	$ 3,680	$ 413,958	$ 83,751	$ 501,389

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

PETERSEN INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 89,844
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	29,665
Decrease in receivable from clearing broker	295,855
Decrease in deposits receivable	402
Decrease in prepaid expenses and other assets	15,425
(Decrease) in accounts payable and accrued expenses	(457,775)
(Decrease) in payable to clearing broker	(9,070)
(Decrease) in deferred revenue (net)	(40,000)
Cash provided by operating activities	(75,654)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(27,023)
Cash used by investing activities	(27,023)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to shareholder	-
Cash used by financing activities	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(102,677)
CASH AND CASH EQUIVALENTS:	
Beginning of year	364,472
End of year	$ 261,795
SUPPLEMENTAL CASH FLOWS DISCLOSURES:	
Income taxes paid	$ 3,050
Interest paid	$ 488

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

PETERSEN INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Petersen Investments, Inc. (the "Company") a New Jersey corporation is registered as a broker - dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

During October 2008, 100% of ownership of the Company was transferred to the Riley Family Trust.

The Company conducts a general securities business by introducing transactions on a fully-disclosed basis to a clearing broker/dealer who carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker/dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

PETERSEN INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years. The cost of leasehold improvements is amortized over the length of the underlying lease. Depreciation is computed on a straight line basis for financial reporting purposes and an accelerated basis for income tax purposes. Leasehold improvements are amortized in accordance with Internal Revenue Service regulations for income tax purposes.

Fair Value of Financial Instruments

Financial instruments including receivable and payable from/to clearing broker, accounts payable and accrued expenses and taxes payable, are carried at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Revenue Recognition

Securities transactions and related income and expenses are recorded on a settlement date basis. Commission revenues are recorded on a settlement date basis which does not have a material effect on reported revenues and expenses.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

Comprehensive Income

Effective January 1, 1999 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income.

PETERSEN INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash at December 31, 2011 included the following:

Cash in bank	$65,276
Pro-checking money market at clearing broker	196,519
	$261,795

NOTE 4 - PROVISION FOR STATE AND LOCAL INCOME TAXES

The Company elected "S Corporation" status with the Internal Revenue Service commencing in 1981, New Jersey State taxing authorities in 1997 and New York State in 2003. The stockholder, an electing small business trust, includes the "S Corporation" income or loss on its separate income tax returns. Accordingly, no federal income taxes or benefits are provided for in the financial statements during the period of "S Corporation" status. The Company's "S" election also makes the recognition of a deferred tax provision unnecessary.

The Company recognizes and measures any unrecognized tax liabilities or benefits in accordance with FASB ASC 740, *Income Taxes* . Under that guidance the Company assesses the likelihood, based on their technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax liabilities or benefits is adjusted when new information is available. Based on management's conclusion that all relevant tax positions are more likely than not to be upheld under examination no unrecognized tax liabilities or benefits are being recorded.

The Company files tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The U.S. federal income tax returns prior to 2008 are closed. U.S. state jurisdictions have statutes of limitation that generally range from three to five years.

Provision for local income taxes is calculated on reported financial statement pretax income based on current tax law. The income tax provision consists of the following:

	Current	Deferred	Total
State and local	$3,050	$0	$3,050

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The rule also states that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011 the Company's net capital was $338,033 which was $312,376 in excess of its required net capital of $25,657. The Company's aggregate indebtedness to net capital ratio was 1.14 to 1.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2011:

Automobiles	$68,897
Furniture and fixtures	36,773
Computers	119,413
	225,083
Less accumulated depreciation and amortization	(167,396)
	$57,687

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The company is liable for lease agreements on office space and an automobile. The office leases expires in November of 2015 and the automobile lease expires in April 2013. The Company also rents storage space on a month to month basis. Rental expense for the year ended December 31, 2011 was $80,729. Remaining commitments under the operating leases are as follows:

Year Ending December 31st:	Amount
2012	$100,425
2013	95,570
2014	95,927
2015	90,477
2016	0
	$382,399

PETERSEN INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company is a defendant in two legal claims incidental to its securities business. The company has settled one of the claims on January 14, 2011 while denying any wrongdoing relative to the claim. The total cost of the settlement to the Company amounted to $220,000 which was recorded in 2010. An additional fine of $15,000 related to the matter was incurred in 2011.

Management of the Company, after consultation with outside legal counsel, believes that the resolution of the second legal action will not result in any material adverse effect on the Company's financial position.

The Company currently has no open FINRA examinations.

NOTE 8 - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

Amounts receivable from and payable to the clearing broker at December 31, 2011 consist of the following:

	Receivable	Payable
Deposit at clearing broker	$100,000	$0
Receivable from clearing broker	365,027	
Payable to clearing broker		0
	$465,027	$0

NOTE 9 - OFF BALANCE SHEET RISK

Pursuant to a clearance agreement dated January 9, 2008, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

PETERSEN INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 10 - GUARANTEES

FASB ASC 460 , *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying situation (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence of non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third party service providers, including sub custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated. However , the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counter parties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some of the counter parties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications are generally standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However the Company believes it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

PETERSEN INVESTMENTS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL:		
Stockholder's equity		$ 501,389
Less non-allowable assets and deductions:		
Fixed assets , net of accumulated depreciation	$ 57,687	
Deposits receivable	7,034	
Prepaid expenses	94,704	
		159,425
Net capital before haircuts on securities positions		341,964
Less: Haircuts on securities		3,931
NET CAPITAL		$ 338,033
AGGREGATE INDEBTEDNESS		$ 384,858
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 25,657
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 25,657
EXCESS NET CAPITAL (338,033 - 25,657)		$ 312,376
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 384,858 / $ 338,033	113.85%

PETERSEN INVESTMENTS, INC.
SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)		$ 338,033
Increases:		
Decrease in non allowable assets:		
Rounding adjustments	-	
Prepaid expenses	-	-
Decrease in expenses:		
Over accrued taxes	-	
Unrecorded revenue		-
Decreases:		
Increase in distributions		-
NET CAPITAL per audit		$ 338,033

PETERSEN INVESTMENTS, INC.
SCHEDULE III
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/
DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2011

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K)(2)(a). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

PETERSEN INVESTMENTS, INC.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2011

KUTZ & KUTZ, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

185 Great Neck Rd. - Suite 450
Great Neck, NY 11021
Telephone (516) 482-1158
Fax (516) 829-5312

ANDREW B. KUTZ
PAUL J. KUTZ

To the Stockholder of
Petersen Investments, Inc.

In planning and performing our audit of the financial statements of Petersen Investments, Inc. (the "Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of the aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)11 and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Petersen Investments, Inc.

Two of the objectives of internal control and the practices and procedures are to provide management with the reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses , as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures , as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

Petersen Investments, Inc.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kutz & Kutz CPAs PC

Kutz & Kutz
Certified Public Accountants PC
Great Neck, NY
February 2, 2012

PETERSEN INVESTMENTS, INC.

INDEPENDENT AUDITORS' REPORT
ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT
RECONCILIATION

DECEMBER 31, 2011

KUTZ & KUTZ, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ANDREW B. KUTZ
PAUL J. KUTZ

185 Great Neck Rd. - Suite 450
Great Neck, NY 11021
Telephone (516) 482-1158
Fax (516) 829-5312

To the Stockholder of
Petersen Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC 7T)to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Petersen Investments Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Petersen Investment Inc.'s compliance with the applicable instructions of Form SIPC 7T. Petersen Investment Inc.'s management is responsible for Petersen Investment Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report had been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011 noting no differences;
- Compared any adjustments reported in Form SIPC - 7T with supporting schedules and working papers noting no differences;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

Petersen Investments, Inc.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kuty & Kuty CPAs PC

February 2, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048306 FINRA DEC
PETERSEN INVESTMENTS INC 13*13
2221 LANDMARK PL
MANASQUAN NJ 08736-1051

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 17067

B. Less payment made with SIPC-6 filed (exclude interest) (8106)

7/25/2011
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 5961

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

F. Total assessment balance and interest due (or overpayment carried forward) $ 5961

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5961

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Petersen Investments Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the _____ day of ______________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2011 and ending 12/31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,857,560
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	6,857,560
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	693584
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	537264
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1230848
2d. SIPC Net Operating Revenues	$ 5626712
2e. General Assessment @ .0025	$ 14067

(to page 1, line 2.A.)